UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of JANUARY, 2009.

                        Commission File Number: 0-30920


                               KOLA MINING CORP.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           KOLA MINING CORP.
                                           -------------------------------------

Date: January 29, 2009                     /s/ Igor Kovarsky
     ------------------------------        -------------------------------------
                                           Igor Kovarsky,
                                           President and CEO

                                KOLA MINING CORP.

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2008

                      (UNAUDITED - PREPARED BY MANAGEMENT)

MANAGEMENT'S COMMENTS ON UNAUDITED
INTERIM FINANCIAL STATEMENTS


The accompanying unaudited interim consolidated financial statements of Kola Mining Corp. for the six months ended November 30, 2008 have been prepared by management and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                                KOLA MINING CORP.
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (UNAUDITED - PREPARED BY MANAGEMENT)




                                                   NOVEMBER 30,       MAY 31,
                                                       2008            2008
                                                         $               $
                                     ASSETS

CURRENT ASSETS

Cash                                                  2,800,678         824,056
Amounts receivable                                       19,876          25,034
Prepaids                                                 53,977         139,296
                                                   ------------    ------------
                                                      2,874,531         988,386

DEPOSITS AND EXPLORATION ADVANCES                       159,908         256,988

EQUIPMENT (Note 4)                                      106,618         328,669

UNPROVEN MINERAL INTERESTS (Note 5)                  41,472,524      40,037,414
                                                   ------------    ------------
                                                     44,613,581      41,611,457
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                458,825         737,803
Loans and advances                                       76,522          71,511
Current portion of long-term debt (Notes 6)           1,507,584       4,792,014
                                                   ------------    ------------
                                                      2,042,931       5,601,328

NON-CURRENT PORTION OF LONG-TERM DEBT (Note 6)                -       1,290,380

FUTURE INCOME TAX LIABILITIES                         8,157,000       8,157,000
                                                   ------------    ------------
                                                     10,199,931      15,048,708
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY


SHARE CAPITAL (Note 7)                               44,036,006      34,327,986

CONTRIBUTED SURPLUS (Note 9)                          2,973,376       2,435,126

DEFICIT                                             (12,595,732)    (10,200,363)
                                                   ------------    ------------
                                                     34,413,650      26,562,749
                                                   ------------    ------------
                                                     44,613,581      41,611,457
                                                   ============    ============



APPROVED BY THE DIRECTORS

/s/ CARY PINKOWSKI  , Director
-------------------
/s/ NICK DEMARE     , Director
-------------------


          The accompanying notes are an integral part of these interim consolidated financial statements.

                                KOLA MINING CORP.
     INTERIM CONSOLIDATED STATEMENTS OF LOSS, COMPREHENSIVE LOSS AND DEFICIT
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                        THREE MONTHS ENDED               SIX MONTHS ENDED
                                                           NOVEMBER 30,                    NOVEMBER 30,
                                                   ----------------------------    ----------------------------
                                                       2008            2007            2008            2007
                                                         $               $               $               $

EXPENSES

Accounting and administrative                            32,700          28,300          56,200          48,475
Amortization                                              9,960          30,808          43,314          45,084
Audit                                                    38,131               -          88,371               -
Corporate development                                     8,473         106,866          45,553         138,935
General exploration                                       2,052           6,992          26,421          11,056
Investor relations                                       22,250          39,621          49,750          48,621
Legal                                                    39,802          80,328          81,238          98,580
Management fees                                               -          24,000               -          58,145
Office                                                  148,107          75,994         210,745         136,947
Professional fees                                         5,652          67,685          28,902         134,289
Regulatory fees                                           8,893           8,899          11,437          15,865
Rent                                                     17,537          27,461          47,855          45,726
Salaries and benefits                                   177,980         136,168         462,932         214,470
Shareholder costs                                         8,769           3,659          17,809           8,946
Stock-based compensation (Note 8)                         2,000       1,187,800         538,250       1,487,676
Transfer agent                                            2,086           7,953           3,953          10,853
Travel                                                   92,744         127,779         134,618         300,670
                                                   ------------    ------------    ------------    ------------
                                                        617,136       1,960,313       1,847,348       2,804,338
                                                   ------------    ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                                (617,136)     (1,960,313)     (1,847,348)     (2,804,338)
                                                   ------------    ------------    ------------    ------------
OTHER ITEMS

Write-off of equipment                                 (189,330)              -        (189,330)              -
Interest income                                           6,790          45,104          17,067          99,496
Foreign exchange gain (loss)                           (182,583)        354,816        (375,758)        331,404
                                                   ------------    ------------    ------------    ------------
                                                       (365,123)        399,920        (548,021)        430,900
                                                   ------------    ------------    ------------    ------------
NET LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD         (982,259)     (1,560,393)     (2,395,369)     (2,373,438)

DEFICIT - BEGINNING OF PERIOD                       (11,613,473)     (4,427,183)    (10,200,363)     (3,614,138)
                                                   ------------    ------------    ------------    ------------
DEFICIT - END OF PERIOD                             (12,595,732)     (5,987,576)    (12,595,732)     (5,987,576)
                                                   ============    ============    ============    ============


BASIC AND DILUTED LOSS PER COMMON SHARE                  $(0.01)         $(0.03)         $(0.03)         $(0.05)
                                                   ============    ============    ============    ============

WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDING                         88,004,125      53,282,061      79,842,088      45,847,815
                                                   ============    ============    ============    ============



          The accompanying notes are an integral part of these interim consolidated financial statements.

                                KOLA MINING CORP.
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                        THREE MONTHS ENDED               SIX MONTHS ENDED
                                                           NOVEMBER 30,                    NOVEMBER 30,
                                                   ----------------------------    ----------------------------
                                                       2008            2007            2008            2007
                                                         $               $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Loss for the period                                    (982,259)     (1,560,393)     (2,395,369)     (2,373,438)
Adjustments for items not involving cash
Amortization                                              9,960          30,808          43,314          45,084
Stock-based compensation                                  2,000       1,187,800         538,250       1,487,676
Write-off of equipment                                  189,330               -         189,330               -
Foreign exchange gain                                   257,768        (379,470)        464,626        (379,470)
                                                   ------------    ------------    ------------    ------------
                                                       (523,201)       (721,255)     (1,159,849)     (1,220,148)
Decrease (increase) in amounts receivable                 9,391         (33,931)          5,158          26,895
Decrease in prepaids                                     70,851           3,519          85,319          75,757
Increase (decrease) in accounts payable
   and accrued liabilities                             (320,983)         74,241        (260,770)       (766,603)
                                                   ------------    ------------    ------------    ------------
                                                       (763,942)       (677,426)     (1,330,142)     (1,884,099)
                                                   ------------    ------------    ------------    ------------
INVESTING ACTIVITIES

Cash assumed on acquisition of RPIM                           -               -               -           8,399
Additions to equipment                                     (662)        (79,043)        (10,593)       (145,946)
Additions to unproven mineral interests                (269,012)     (1,955,762)     (1,171,068)     (9,399,089)
Deposits and exploration advances                           675               -          97,080               -
                                                   ------------    ------------    ------------    ------------
                                                       (268,999)     (2,034,805)     (1,084,581)     (9,536,636)
                                                   ------------    ------------    ------------    ------------
FINANCING ACTIVITIES

Repayment of loans and advances                               -               -      (5,316,675)       (540,503)
Issuance of common shares                                     -       1,335,104      10,000,000      14,132,604
Share issue costs                                             -          10,199        (291,980)     (1,049,410)
                                                   ------------    ------------    ------------    ------------
                                                              -       1,345,303       4,391,345      12,542,691
                                                   ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN CASH FOR THE PERIOD           (1,032,941)     (1,366,928)      1,976,622       1,121,956

CASH - BEGINNING OF PERIOD                            3,833,619       6,070,083         824,056       3,581,199
                                                   ------------    ------------    ------------    ------------
CASH - END OF PERIOD                                  2,800,678       4,703,155       2,800,678       4,703,155
                                                   ============    ============    ============    ============


SUPPLEMENTAL CASH FLOW INFORMATION (Note 14)



          The accompanying notes are an integral part of these interim consolidated financial statements.

                                KOLA MINING CORP.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)



1.       NATURE OF OPERATIONS

         The Company's principal business activity is the sourcing, exploration and development of mineral properties in Russia.

         The Company is in the process of exploring and evaluating its mineral properties. On the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the unproven mineral interests is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production. The amounts shown as unproven mineral interests represent net costs to date, less amounts written off, and do not necessarily represent present or future values.

         During the six months ended November 30, 2008 the Company incurred a loss of $2,395,369 and, as at November 30, 2008, had an accumulated deficit of $12,595,732 and working capital of $831,600. The Company will require additional financing to meet its ongoing levels of corporate overhead, retire existing liabilities and debt obligations and implement the required work programs on its mineral interests. The Company expects to generate the necessary financial resources through the sale of equity securities. These consolidated financial statements have been prepared on a going-concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. While the Company has been successful in securing financings in the past, there can be no assurance that it will be able to do so in the future. Accordingly, it does not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in the consolidated financial statements.


2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. These interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.

         NEW ACCOUNTING PRONOUNCEMENTS

         ASSESSING GOING CONCERN

         The Accounting Standards Board ("AcSB") amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity's ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The adoption of this standard did not have an effect on the Company's disclosure in the financial statements for the six months ended November 30, 2008.

                                KOLA MINING CORP.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         FINANCIAL INSTRUMENTS

         The AcSB issued CICA Handbook Section 3862, Financial Instruments - Disclosures, which requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The principles in this section complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Section 3855, Financial Instruments - Recognition and Measurement, Section 3863, Financial Instruments - Presentation, and
         Section 3865, Hedges. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

         The AcSB issued CICA Handbook Section 3863, Financial Instruments - Presentation, which is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and nonfinancial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

         The adoption of these standards did not have an effect on the Company's disclosure in the financial statements for the six months ended November 30, 2008.

         CAPITAL DISCLOSURES

         The AcSB issued CICA Handbook Section 1535, which establishes standards for disclosing information about an entity's capital and how it is managed. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. Refer to Note 15.

         INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

         In 2006 the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended May 31, 2011. While the Company has begun assessing the adoption of IFRS for 2011 the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.


3.       ACQUISITION

         On May 11, 2007 the Company, Magellan Holdings and Stargate Solutions Ltd. ("Stargate") entered into a share purchase agreement (the "Share Purchase Agreement") whereby the Company agreed to purchase 100% of the issued and outstanding shares of R.P.I.M. Minerals Ltd. ("RPIM")(the "RPIM Acquisition"), a company incorporated solely to hold a 100% interest in the shares of Zao Rudprominvest ("RPI"). The consideration payable by the Company to Stargate under the Share Purchase Agreement was:

                                KOLA MINING CORP.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)




3.       ACQUISITION (continued)

         i) an aggregate US $12,500,000, of which US $6,000,000 was payable on closing (the "Closing"), US $5,000,000 is payable on the first anniversary of Closing, and US $1,500,000 is payable on the second anniversary of Closing; and

         ii) issuance of 12,500,000 common shares of the Company to be issued on Closing.

         The Company also agreed to pay DBM Capital Partners Ltd. ("DBM") a finder's fee of US $625,000 cash and 625,000 common shares. The share portion of the finder's fee and US $300,000 of the cash fee was payable on Closing. The balance of the cash finder's fee will be payable as the Company makes the balance of the payments for the RPIM Acquisition.

         On July 24, 2007 (the "Effective Date") the Company completed the Closing of the RPIM Acquisition whereby it completed the initial cash payment of US $6,000,000 and issued 12,500,000 common shares, at a fair value of $12,000,000, to Stargate. In addition, the Company paid the initial finder's fee of US $300,000 and issued 625,000 common shares, at a fair value of $600,000, to DBM.

         The Company also issued 82,615 common shares, at an ascribed value of $79,310, to a company controlled by a director of the Company as a bonus for providing a loan of US $500,000 to RPI prior to Closing. The loan was repaid subsequent to the completion of the RPIM Acquisition.

         In addition, as a result of differences in the book value and tax value of the mineral property interests acquired, the Company has recorded a future income tax liability of $8,157,000 with a corresponding amount capitalized to mineral property interests.

         Since RPIM is not considered a business for accounting purposes, the RPIM Acquisition was accounted for effectively as an acquisition of the net assets of RPIM, as summarized in the following table:

                                                                         $

         Cash payments (US $6,300,000)                                6,642,344
         Common shares issued (13,207,615 shares)                    12,679,310
         Debt (US $6,825,000), discounted                             6,278,740
         Acquisition costs                                              444,305
                                                                   ------------
         Net purchase price                                          26,044,699
                                                                   ============

         The assets and liabilities acquired are as follows:
                                                                         $

         Cash                                                             8,399
         Amounts receivable                                              10,024
         Prepaids                                                        50,328
         Deposits and exploration advances                              276,788
         Unproven mineral interests                                  34,717,738
         Equipment                                                       15,306
         Accounts payable and accrued liabilities                      (266,058)
         Loans and advances                                            (610,826)
         Future income tax liabilities                               (8,157,000)
                                                                   ------------
         Net assets acquired                                         26,044,699
                                                                   ============

                                KOLA MINING CORP.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)



4.       EQUIPMENT
                                                   NOVEMBER 30,       MAY 31,
                                                       2008            2008
                                                         $               $

         Mobile and field equipment                           -         297,546
         Office furniture and equipment                 146,090         199,289
                                                   ------------    ------------
                                                        146,090         496,835
         Less accumulated amortization                  (39,472)       (168,166)
                                                   ------------    ------------
                                                        106,618         328,669
                                                   ============    ============


5.       UNPROVEN MINERAL INTERESTS


                                                NOVEMBER 30, 2008                                  MAY 31, 2008
                                   --------------------------------------------    --------------------------------------------
                                    ACQUISITION     EXPLORATION                     ACQUISITION     EXPLORATION
                                       COSTS       EXPENDITURES        TOTAL           COSTS       EXPENDITURES        TOTAL
                                         $               $               $               $               $               $


         Russia:
            Souker                   35,635,248       5,092,862      40,728,110      35,352,998       3,946,865      39,299,863
            Tsaga                             -         567,590         567,590               -         561,803         561,803
            Uleeta                            -         176,824         176,824               -         175,748         175,748
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                     35,625,248       5,837,276      41,472,524      35,352,998       4,684,416      40,037,414
                                   ============    ============    ============    ============    ============    ============

         On July 24, 2007 the Company completed the RPIM Acquisition, as described in Note 3, and acquired 100% interest in three nickel-copper sulphide properties in Russia.

         i)       SOUKER PROPERTY

                  The Souker Property consists of a license (the "Souker License") located in the Pechanga District of Murmansk Oblast, Russia. The Souker License grants the Company the right to explore, develop and produce the deposit subject to the following obligations:

                  - exploration must be completed and a reserve calculation, as defined in the Souker License, submitted to the government for approval no later than December 31, 2009;
                  - submission of mine plans sustaining a production rate of 300,000 tonnes per annum for approval by the government no later than June 30, 2010;
                  -   commence mining operation no later than December 31, 2010;
                      and
                  - attain minimum production of 300,000 tonnes per annum no later than December 31, 2011.

         ii)      TSAGA PROPERTY

                  The Tsaga Property consists of a license (the "Tsaga License") located in the Lovoserky District of Murmansk Oblast, Russia.

         iii)     ULEETA PROPERTY

                  The  Uleeta  Property  consists  of  a  license  (the  "Uleeta
                  License") located in the Kolsk District of Murmansk Oblast, Russia.

                                KOLA MINING CORP.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)



6.       LONG-TERM DEBT
                                                   NOVEMBER 30,       MAY 31,
                                                       2008            2008
                                                         $               $

         Due to Stargate                              1,435,794       5,792,756
         Due to DBM                                      71,790         289,638
                                                   ------------    ------------
                                                      1,507,584       6,082,394
         Less:  current portion                      (1,507,584)     (4,792,014)
                                                   ------------    ------------
         Non-current portion                                  -       1,290,380
                                                   ============    ============

         At November 30, 2008 long-term debt consists of US $1,500,000 (May 31, 2008 - US $6,500,000) due to Stargate and US $75,000 (May 31, 2008 - US
         $325,000) due to DBM pursuant to the RPIM Acquisition (see Note 3). The debts are unsecured and non-interest bearing and due on July 24, 2009. The fair values of these debts are based on a discount rate of 12%, and are accreted to their face values over the term of the debts by recording additional interest costs. During the six months ended November 30, 2008 the Company repaid US $5,250,000 and accreted $282,250 as interest costs, which has been capitalized to unproven mineral interests.


7.       SHARE CAPITAL

         Authorized - unlimited common shares without par value


         Issued:                                         NOVEMBER 30, 2008                 MAY 31, 2008
                                                   ----------------------------    ----------------------------
                                                    NUMBER OF         AMOUNT        NUMBER OF         AMOUNT
                                                      SHARES             $            SHARES             $

         Balance, beginning of period                53,837,457      34,327,986      26,087,630       8,490,285
                                                   ------------    ------------    ------------    ------------
         Issued for cash
            Private placement                        33,333,334      10,000,000      10,500,000      12,600,000
            Exercise of options                               -               -          50,000          10,000
            Exercise of warrants                              -               -       3,517,212       1,522,604
         Issued for unproven mineral interests                -               -         375,000         405,000
         Issued for finder's fee                        833,334         250,000               -               -
         Issued for corporate finance fee                     -               -         100,000         120,000
         Issued for acquisition (Note 3)                      -               -      13,207,615      12,679,310
         Reallocation from contributed surplus
            on exercise of stock options                      -               -               -          14,750
                                                   ------------    ------------    ------------    ------------
                                                     34,166,668      10,250,000      27,749,827      27,351,664
         Share issue costs                                    -        (541,980)              -      (1,513,963)
                                                   ------------    ------------    ------------    ------------
                                                     34,166,668       9,708,020      27,749,827      25,837,701
                                                   ------------    ------------    ------------    ------------
         Balance, end of period                      88,004,125      44,036,006      53,837,457      34,327,986
                                                   ============    ============    ============    ============

         (a) During the six months ended November 30, 2008 the Company completed a non-brokered private placement of 33,333,334 units, at a price of $0.30 per unit, for gross proceeds of $10,000,000. Each unit comprised one common share and one-half share purchase warrant, with each full warrant entitling the holder to acquire an additional common share at $0.45 per share on or before July 15, 2010. The Company paid a finder's fee of $250,000 in cash and issued 833,334 common shares at a fair value of $250,000 in respect of the private placement. The Company also incurred $41,980 in legal and filing fees associated with the private placement.

                                KOLA MINING CORP.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)



7.       SHARE CAPITAL (continued)

         (b) A summary of the number of common shares reserved pursuant to the Company's outstanding warrants at November 30, 2008 and 2007, and the changes for the six months ending on those dates is as follows:


                                                               2008                            2007
                                                   ----------------------------    ----------------------------
                                                                     WEIGHTED                        WEIGHTED
                                                                      AVERAGE                         AVERAGE
                                                                     EXERCISE                        EXERCISE
                                                      NUMBER           PRICE          NUMBER           PRICE
                                                                         $                               $

                  Balance, beginning of period        7,898,750         1.47          5,225,962         0.54
                  Issued                             16,666,667         0.45          6,190,000         1.67
                  Exercised                                   -            -         (3,517,212)        0.43
                  Expired                            (1,708,750)        0.75                  -            -
                                                   ------------                    ------------
                  Balance, end of period             22,856,667         0.78          7,898,750         1.47
                                                   ============                    ============

                  The following table summarizes information about the number of common shares reserved pursuant to the Company's outstanding warrants at November 30, 2008:

                                           EXERCISE
                      NUMBER                 PRICE             EXPIRY DATE
                                               $

                       840,000                1.50             July 24, 2009
                     5,350,000                1.70             July 10, 2010
                    16,666,667                0.45             July 15, 2010
                  ------------
                    22,856,667
                  ============

         (c) As at November 30, 2008, an aggregate 3,281,250 common shares were held in escrow in accordance with the rules of the TSX Venture Exchange.


8.       STOCK OPTIONS AND STOCK-BASED COMPENSATION

         The Company has established a stock option plan (the "Plan") which allows the Company to grant a maximum number of 10,777,000 stock options.

         During the six months ended November 30, 2008 the Company granted stock options to its directors, officers, employees and consultants to purchase 3,100,000 (2007 - 3,055,000) common shares of the Company resulting in stock-based compensation expense of $532,000 (2007 - $1,179,800). The Company also recorded additional compensation expense of $6,250 (2007 - $307,876) on stock options vesting during the six months ended November 30, 2008.

         The fair value of stock options granted to employees, directors and consultants is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the six months ended November 30, 2008 and 2007:

                                KOLA MINING CORP.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)



8. STOCK OPTIONS AND STOCK-BASED COMPENSATION (continued)

                                             2008                   2007

         Risk-free interest rate         3.10% - 3.46%          4.16% - 4.51%
         Estimated volatility             103% - 112%             80% - 82%
         Expected life                 4 years - 5 years    3.5 years - 5 years
         Expected dividend yield               0%                     0%

         The weighted average fair value of stock options granted during the six months ended November 30, 2008 to the Company's directors, employees and consultants was $0.28 (2007 - $0.41) per share .

         Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

         A summary of the Company's outstanding stock options at November 30, 2008 and 2007 and the changes for the six months ending on those dates is as follows:


                                                               2008                            2007
                                                   ----------------------------    ----------------------------
                                                                     WEIGHTED                        WEIGHTED
                                                                      AVERAGE                         AVERAGE
                                                      OPTIONS        EXERCISE         OPTIONS        EXERCISE
                                                    OUTSTANDING        PRICE        OUTSTANDING        PRICE
                                                                         $                               $

         Balance, beginning of period                 6,175,000         0.79          3,250,000         0.38
         Granted                                      3,100,000         0.36          3,055,000         1.22
         Exercised                                            -            -            (50,000)        0.20
         Cancelled / expired                           (100,000)        1.08            (20,000)        0.70
                                                   ------------                    ------------
         Balance, end of period                       9,175,000         0.64          6,235,000         0.79
                                                   ============                    ============

         The following table summarizes information about the stock options outstanding and exercisable at November 30, 2008:

            NUMBER            NUMBER        EXERCISE
          OUTSTANDING      EXERCISABLE       PRICE            EXPIRY DATE
                                               $

               75,000           75,000         1.20           December 31, 2008
            2,235,000        2,235,000         0.20           September 14, 2010
              200,000          200,000         1.15           February 8, 2011
              100,000          100,000         0.73           February 17, 2011
              560,000          560,000         0.70           September 14, 2011
              100,000          100,000         0.73           March 14, 2012
              200,000          200,000         1.71           May 18, 2012
              250,000          250,000         1.20           July 3, 2012
              500,000          500,000         1.20           July 24, 2012
              100,000          100,000         1.20           August 4, 2012
            1,755,000        1,755,000         1.20           October 26, 2012
            3,100,000        1,950,000         0.36           July 24, 2013
         ------------     ------------
            9,175,000        8,025,000
         ============     ============

                                KOLA MINING CORP.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)



9.       CONTRIBUTED SURPLUS

         Contributed surplus for the six months ended November 30, 2008 and 2007, is comprised of the following:
                                                       2008            2007
                                                         $               $

         Balance, beginning of period                 2,435,126         625,900
         Stock-based compensation on stock
            options (Note 8)                            538,250       1,487,676
         Stock-based compensation on agents'
            warrants                                          -         322,800
         Stock options exercised                              -         (14,750)
                                                   ------------    ------------
         Balance, end of period                       2,973,376       2,421,626
                                                   ============    ============


10.      RELATED PARTY TRANSACTIONS

         During the six months ended November 30, 2008 and 2007 the Company incurred fees to its directors and officers or corporations controlled by current and former directors or officers, as follows:

                                                       2008            2007
                                                         $               $

         Management fees                                      -          74,500
         Legal                                           24,213         103,000
         Accounting and administrative                   56,200          45,475
         Professional fees                               86,882          93,883
                                                   ------------    ------------
                                                        167,295         316,858
                                                   ============    ============

         The above fees have either been expensed to operations or capitalized to unproven mineral interests, deferred amounts or share issue costs, based on the nature of the expenditure.

         As at November 30, 2008, $12,700 (2007 - $82,336) remained outstanding and was included in accounts payable and accrued liabilities.

         These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

         See also Notes 3 and 11.


11.      COMMITMENT

         The  Company  has  signed  a  Vancouver   office   premise   lease  for
         approximately $11,000 per month, commencing April 15, 2008, and expiring April 30, 2013. The Company's lease costs may be reduced due to recoveries from other companies. During the six months ended November 30, 2008, the Company recovered $42,202 from these companies, some of which have directors in common with the Company.

                                KOLA MINING CORP.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)



12.      SEGMENTED INFORMATION

         The Company operates solely within the mineral exploration industry. The Company's capital assets are located geographically as follows:


                                         NOVEMBER 30, 2008                 MAY 31, 2008
                                   ----------------------------    ----------------------------
                                                     UNPROVEN                        UNPROVEN
                                                      MINERAL                         MINERAL
                                     EQUIPMENT       INTERESTS       EQUIPMENT       INTERESTS
                                         $               $               $               $

         Canada                           5,936               -          11,239               -
         Kyrgyz Republic                      -               -         205,748               -
         Russia                         100,682      41,472,524         111,682      40,037,414
                                   ------------    ------------    ------------    ------------
                                        106,618      41,472,524         328,669      40,037,414
                                   ============    ============    ============    ============


13.      FAIR VALUE OF FINANCIAL INSTRUMENTS

         Fair value approximates the amounts reflected in the financial statements for cash, amounts receivable and accounts payable and accrued liabilities and loans and advances due to their relative short periods to maturity. The fair value of loans and advances and long-term debt has been determined based on management's estimate.

         The Company may be subject to currency risk due to the fluctuations of exchange rates between the Canadian dollar and other foreign currencies. However, the Company is not subject to significant interest and credit risks arising from these instruments.


14.      SUPPLEMENTAL CASH FLOW INFORMATION

         Non-cash activities were conducted by the Company during the six months ended November 30, 2008 and 2007 as follows:

                                                                       2008            2007
                                                                         $               $

         Financing activities

         Issuance of common shares for finder's fee                     250,000               -
         Contributed surplus                                                  -         322,800
         Issuance of common shares for unproven mineral interest              -         405,000
         Issuance of common shares for corporate finance fee                  -         120,000
         Share issue costs                                             (250,000)       (442,800)
         Long-term debt issued on acquisition                                 -       7,209,930
         Accretion of discount of debt                                  282,250               -
                                                                   ------------    ------------
                                                                        282,250       7,614,930
                                                                   ============    ============
         Investing activity

         Additions to unproven mineral interests                       (441,899)     (7,996,813)
                                                                   ============    ============
         Operating activity

         Increase in accounts payable and accrued liabilities           159,649         381,883
                                                                   ============    ============


                                KOLA MINING CORP.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)




15.  MANAGEMENT OF CAPITAL

         The Company manages its cash, common shares, stock options and warrants as capital. The Company's objectives when managing capital are to safeguard its ability to continue as a going concern, pursue the development of mineral resource interests and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

         The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

         In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

         The Company does not expect its current capital resources will be sufficient to meet all of its future exploration plans, operating requirements and debt retirement obligations and is dependant upon future equity or debt transactions to meet these obligations.

                                                                      SCHEDULE I

                                KOLA MINING CORP.
           INTERIM CONSOLIDATED SCHEDULE OF UNPROVEN MINERAL INTERESTS
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                                                                    YEAR ENDED
                                                                                                      MAY 31,
                                                 SIX MONTH ENDED NOVEMBER 30, 2008                     2008
                                   ------------------------------------------------------------    ------------
                                      SOUKER           TSAGA          ULEETA           TOTAL          TOTAL
                                         $               $               $               $               $

BALANCE - BEGINNING OF PERIOD        39,299,863         561,803         175,748      40,037,414       1,491,844
                                   ------------    ------------    ------------    ------------    ------------
EXPENDITURES

EXPLORATION COSTS

Access roads                                  -               -               -               -          43,832
Drilling                                506,665               -               -         506,665       2,827,514
Ecology                                  46,325               -               -          46,325         149,209
Engineering                              84,165               -               -          84,165               -
Exploration site costs                   66,735           4,410             828          71,973         180,186
Feasibility study                       138,161               -               -         138,161               -
Field supplies                                -               -               -               -           3,825
Fuel                                          -               -               -               -          30,034
Geological                              202,356             248             248         202,852         507,927
Geophysics                                    -               -               -               -         402,652
Laboratory and sampling                  74,634           1,129               -          75,763         400,253
Mapping                                     121               -               -             121               -
Production management                    17,047               -               -          17,047         115,598
Repair and maintenance                        -               -               -               -           8,912
Salaries and benefits                         -               -               -               -         217,056
Surveying                                     -               -               -               -         145,983
Topography                                    -               -               -               -         549,412
Travel                                        -               -               -               -           6,720
Trenching                                     -               -               -               -           2,999
VAT tax                                   9,788               -               -           9,788         609,311
                                   ------------    ------------    ------------    ------------    ------------
                                      1,145,997           5,787           1,076       1,152,860       6,201,423
                                   ------------    ------------    ------------    ------------    ------------
ACQUISITION COSTS

Acquisition of RPI (Note 3)                   -               -               -               -      34,717,738
Issuance of common shares                     -               -               -               -         405,000
Accretion of debt                       282,250               -               -         282,250         635,260
                                   ------------    ------------    ------------    ------------    ------------
                                        282,250               -               -         282,250      35,757,998
                                   ------------    ------------    ------------    ------------    ------------
                                      1,428,247           5,787           1,076       1,435,110      41,959,421
                                   ------------    ------------    ------------    ------------    ------------
BALANCE BEFORE WRITE-OFF             40,728,110         567,590         176,824      41,472,524      43,451,265

WRITE-OFF                                     -               -               -               -      (3,413,851)
                                   ------------    ------------    ------------    ------------    ------------
BALANCE - END OF PERIOD              40,728,110         567,590         176,824      41,472,524      40,037,414
                                   ============    ============    ============    ============    ============



                                KOLA MINING CORP.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2008




BACKGROUND

This discussion and analysis of financial position and results of operation is prepared as at January 26, 2009 and should be read in conjunction with the unaudited interim consolidated financial statements and the accompanying notes for the six months ended November 30, 2008, of Kola Mining Corp. ("Kola" or the "Company"). Those consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at www.sedar.com .

COMPANY OVERVIEW

The Company currently is a reporting issuer in British Columbia and Alberta. The Company trades on the TSX Venture Exchange ("TSXV") under the symbol "KM", the Frankfurt Stock Exchange Open Market under the trading symbol "C8M" and on the OTCBB under the symbol "KMNFF". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

The Company is a junior mineral exploration company which is actively engaged in the acquisition, exploration and development of mineral properties located in Russia.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

CORPORATE UPDATE

At the Company's annual general meeting held November 20, 2008, Mssrs. Mikhail Yuryev and Sergey Makarov were elected to the Board of Directors of Kola along with Mssrs. Cary Pinkowski, Nick DeMare and Grigory Aleksenko who are returning directors of the Company. Subsequent to November 30, 2008, in early January 2009, Dr. Sergey Makarov, unfortunately, passed away.

Mr. Yuryev was the Deputy Speaker of the Duma for the Russian Federation from 1996-1999. He is currently the Chief Executive Officer of Cvetmetholding Ltd., an investment company specialized in mining projects in Russia and the Commonwealth of Independent States. During the last several years he held the position of the Chairman of the Board of the joint stock company, Eurofinance Group, an investment company with a diversified portfolio of projects from various industries. Before that Mr. Yuryev was the Chairman of the Board of the investment and industrial group, Eurasia, an investment company with projects in the construction, energy and finance sectors. In addition, Mr. Yuryev has about 10 years of experience dealing with Russian mining, oil and gas companies.

Concurrently with these appointments, Messrs. Douglas Turnbull, Oleg Kim, Brian McEwen and Igor Kovarsky did not stand for re-election to the Board of Directors of Kola. Mr. Kovarsky remains the President and Chief Executive Officer, Mr. DeMare remains the Chief Financial Officer and Mr. Kim remains the Vice President of Operations of the Company. Mr. Yuryev was appointed as Chairman of the Board.

EXPLORATION UPDATE

In July 2007, the Company acquired 100% of the issued and outstanding shares of R.P.I.M. Minerals Ltd. ("RPIM"), a company incorporated solely to hold a 100% interest in the shares of a private Russian Company, Zao Rudprominvest ("RPI") and its three Exploration Licenses, the Souker nickel-copper sulphide deposit, the Uleetaozerskaya ("Uleeta") nickel-copper-platinum group metal license, and the Tsaginksi ("Tsaga") nickel-platinum group metal exploration licenses. Kola's exploration programs are carried out under the supervision of Mr. William Tafuri, P. Geol., the Company's Vice President of Exploration and a "Qualified Person" for the purposes of NI 43-101. Mr. Tafuri has prepared and reviewed the technical information presented in this MD&A.

No physical work was done on the project during this quarter.

RUSSIA

SOUKER PROJECT

On May 11, 2007 the Company announced that it had signed a share purchase agreement to acquire three Russian Properties. The transaction was completed on July 24, 2007.

Souker is located approximately 180 kilometers west of Murmansk in the Kola Peninsula of northwestern Russia. The main highway from Murmansk to the Norwegian border lies on the north edge of the property. Graded gravel roads give access to the center of the property and there is excellent access to power, water and a local work force. Two Norilsk-owned nickel smelters are located 12 kilometers to the west of the property in the town of Nickel, and 14 kilometers to the east of the property in the town of Zapolyarny.

The Souker Deposit was discovered in 1947 and sporadically drilled from 1950 until 1982. In 1985, a Soviet classified resource was calculated using 0.3%, 0.4%, 0.5% Ni cutoff grades to the maximum drilled depth of 1,000 meters. The details of the estimate are tabulated below.

                   RESULTS OF THE SOVIET RESOURCE CALCULATIONS
--------------------------------------------------------------------------------
                                           AVERAGE GRADE         METAL RESERVES,
 NICKEL       SOVIET          ORE                %                  X 1000 T.
CUT OFF      RESOURCE      RESERVES,     ----------------       ----------------
GRADE, %     CATEGORY      X 1000T.      NI            CU       NI            CU
--------------------------------------------------------------------------------

  0.3           C2          71,788       0.39        0.13       283.4       92.2
                P1         107,338       0.37        0.14       395.0      151.0
            --------------------------------------------------------------------
               C2+P1       179,126       0.38        0.13       678.4      243.3
--------------------------------------------------------------------------------
  0.4           C2          14,611       0.55        0.22        80.4       32.4
                P1          28,082       0.46        0.20       129.4       54.8
            --------------------------------------------------------------------
               C2+P1        42,693       0.49        0.20       209.8       87.2
--------------------------------------------------------------------------------
  0.5           C2           6,444       0.68        0.28       436         18.2
                P1           4,818       0.63        0.31        30.2       14.8
            --------------------------------------------------------------------
               C2+P1        11,262       0.65        0.29        73.9       31.0
--------------------------------------------------------------------------------

The Company cautions investors that the Soviet classified resources are not NI 43-101 compliant and that CIMM and JORC resource categories do not directly conform to, nor recognize the Soviet C2, P1, P2 and P3 resource categories. A Qualified Person as defined by NI 43-101 has not done sufficient work to classify the historical estimates as current mineral resources and the historical estimates should not be relied upon.

Upon closing of the acquisition of the Souker Deposit, Kola implemented a drill program to verify and convert the historic Soviet resource to a NI 43-101 compliant resource. The previous operator had initiated a drill program designed to infill the historic soviet resource on 100 meter centers in order to convert the historic estimate from a C2 to C1 category. The Company modified this program so that the ore body will be drilled at spacing sufficient to convert the historic estimate into either CIMM or JORC compliant resource categories.

A NI 43-101 compliant resource has been estimated for the Souker project of 103,000,000 tonnes at a grade of 0.26% Ni and 0.06% Cu classified as Indicated Mineral Resources and an additional 261,000,000 tonnes at a grade of 0.24% Ni and 0.06% Cu classified as Inferred Mineral Resources, containing a combined indicated and inferred resource of 1.977 billion pounds (898,000 tonnes) of nickel metal. SRK Consulting (Canada) Inc. audited the resource prepared by Kola Mining Corp. and completed the NI 43-101 Technical Report on July 25, 2008. A summary of the resource report follows:

The Mineral Resource Statement for the project in the table below is based on an open pit optimization that utilized a nickel price of US $8.00/lb, a 70% metallurgical recovery, and a smelter payable of 70%. Copper was not used in the pit optimization.

TABLE 1. MINERAL  RESOURCE  STATEMENT*  FOR THE  SOUKER  NICKEL-COPPER  DEPOSIT,
         MURMANSK OBLAST, RUSSIAN FEDERATION, SRK CONSULTING, JUNE 10, 2008.

--------------------------------------------------------------------------------
                                              GRADE CONTAINED METAL
RESOURCE                           ---------------------------------------------
CLASSIFICATION      QUANTITY       NICKEL   COPPER      NICKEL        COPPER
                 (MILLION TONNES)    %         %     (MILLION LBS) (MILLION LBS)
--------------------------------------------------------------------------------

INDICATED +            103          0.26      0.06         590          132
INFERRED +             261          0.24      0.06       1,387          346
--------------------------------------------------------------------------------

* Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates. The cut-off grades are based on metal price assumptions of US $8.00 per pound of nickel, and a metallurgical recovery of seventy percent for nickel, 70% smelter payable, unit mining costs US$1.75 per tonne, processing cost US$7.00 per tonne, G and A US$1.20, slope angle 50 degrees. Copper was not used in the pit optimization.

+ Reported at a cut-off grade of 0.131% Nickel contained within a potentially economic open pit.

Data used for this estimate included past Soviet era drilling and all finalized drilling results from the 2007-2008 Kola drill programs up until May 15, 2008. These data have been audited by SRK in accordance with "CIM Estimation of Mineral Resources Best Practices Guidelines." The resource model was interpolated using ordinary kriging with all of the assay data available. The drilling data is summarized below.

TABLE 2. SUMMARY OF DATA  PROVIDED BY KOLA  MINING FOR THE SOUKER  NICKEL-COPPER
         DEPOSIT, RUSSIAN FEDERATION, AS OF MAY 15, 2008.

--------------------------------------------------------------------------------
                             NO. OF   DRILLED     ASSAYED FOR NI  ASSAYED FOR CU
DRILLING PERIOD               HOLES    METRES         METRES          METRES
--------------------------------------------------------------------------------
Soviet, 1970's and 1980's       97    27,989.6        6,978.3          6,975.0
Kola, 2007-2008                 68     8,630.3        8,168.4          7,965.8
--------------------------------------------------------------------------------
TOTAL                          165    36,619.9       15,146.7         14,940.8
--------------------------------------------------------------------------------

Assay values in the intervals reported were remarkably consistent, none of the averages were unduly influenced by higher grade intervals.

The mineralized intervals reported above were all associated with disseminated sulphide mineralization (pentlandite, chalcopyrite, and pyrrhotite) within layered, medium to coarse grained peridotite and pyroxenite. The hosting stratigraphy dips variably to the south. The ore body outcrops at surface and has excellent geometry for open pit mining.

The Company completed the Russian feasibility study (TEO Konditsiy) and the Russian resource calculation in December, 2008 and continues to make steady progress toward their approval by local authorities (GKZ) with an expected approval date of December 2009. Assay results for this year's spring/summer drilling program since the completion of the drill holes included in the Company's 43-101 Resource estimate are illustrated below. These holes were not included in the resource calculation. The results from the latest drilling are consistent with the orebody model developed to date. Results of the drill program will be incorporated into new resource estimates, mine plans and feasibility updates at appropriate intervals. It is expected that the final average grade of the deposit that will be submitted to the Russian Federation for registration will exceed the average grade indicated in the most recent 43-101 technical report.

--------------------------------------------------------------------------------
HOLE                 FROM            TO               LENGTH                NI
 ID                  (M)             (M)                (M)                 (%)
--------------------------------------------------------------------------------

cp-17                67.8            93.3              25.5                0.38
cp-33                 2.4           185               182.6                0.30
cp-44                 2.7            47.5              44.8                0.36
cp-84               226.9           253.1              26.2                0.47

--------------------------------------------------------------------------------
HOLE                 FROM            TO               LENGTH                NI
 ID                  (M)             (M)                (M)                 (%)
--------------------------------------------------------------------------------

cp-84                28.9           259.2             230.3                0.28
cp-87               205             335               130                  0.30
cp-92               216             276                60                  0.58
cp-92               128             276.9             148.9                0.40
cp-93               196             312               116                  0.30
cp-97                97             120                23                  0.31
cp-97               233             248                15                  1.25
cp-97               182             251                69                  0.28
--------------------------------------------------------------------------------

In addition to the infill drilling this year, two hydrological test wells have been completed and monitoring equipment has been installed. Five geotechnical holes for infrastructure planning and pit design have been completed. Preliminary metallurgical and rock mechanics test work is in progress. In addition to completing metallurgical test work in Russia, the Company will be shipping an ore sample to SGS Laboratories in Ontario, Canada for further metallurgical evaluation.

A preliminary two-stage engineering and ecological study has been completed at Souker, resulting in the collection of data and implementation of environmental monitoring programs. This data will be included into an EIA (Environment Impact Assessment) in accordance with Western standards. Environmental monitoring has been in place for one year and will remain in place through the potential development of the Souker Deposit. The conclusion from the preliminary report indicated that future development and production from the Souker deposit will not have an additional, negative impact on the existing environment. A positive conclusion was made with regard to the socio-economic impact the potential development of the Souker Deposit would have on the Pechenga region.

No field work was accomplished during the quarter ended November 30, 2008. The following reports have been completed and received:

    1. Hydrogeological conditions of the Souker deposit (OAO Central Kolskaya Expedition).
    2. Engineering and ecological surveys at the Souker deposit (Institute of North Industrial Ecology Problems, Kolskiy Centre of Sciences RAN).
    3. Definition of the physical-mechanical characteristics of the enclosing rock, assessment of the pit wall and rock debris stability for the TEO design of the open pit mining at the Souker deposit. (Mining Institute of the Kolskiy Centre of Sciences RAN).
    4. Ore mining and processing enterprise for the nickel-copper ore processing with the annual production program of 6 million tones of ore at the Souker deposit. (Eco-service, Bishkek).
    5. Development of the efficient enrichment technology of nickel-copper ores at the Souker deposit.

The reports were sent to GKZ as a part of materials which are necessary for the Russian feasibility study (TEO Konditsiy) and the Russian resource calculation approval.

TSAGA PROJECT

The Tsaga Project is located in the Lovoserky district of the Murmansk oblast from 110 to 150 km west of the city of Apatity. The license is held by RPI and it is for exploration and development of Cu, Ni, and platinum group metals. The license covers an area of 1970 square km. The 2008 work obligation of 1,000 m of drilling and 10 square km of geophysics has been met; 1,000.7 meters of drilling has been done; 150 line km of geophysics consisting of IP, resistivity, and magnetic has been done over an area larger than 10 square km; and 720 geochemical samples have also been collected and analyzed. Assay results from the drilling are not yet complete. No significant intervals of Cu, Ni, Pd, or Pt were intersected. No field work was done on the project during the quarter ended November 30, 2008.

ULEETA PROJECT

The Uleeta Project is located in the Kolsk district of the Murmansk oblast about 60 km southwest of the city of Kola. The license is held by RPI for exploration and development of Ni and platinum group metals. The license covers an area of
202.5 square km. The 2008 work commitment is for 1,500 m of drilling and geophysics covering 10 square km has been partially met. The geophysics has been completed and the drilling will be done in the late fall. 159 line km of geophysics, covering more than 10 square km in area, consisting of IP, resistivity and magnetic has been completed. No field work was done on the project during the quarter ended November 30, 2008.

SELECTED FINANCIAL DATA

The following selected financial information is derived from the unaudited interim consolidated financial statements of the Company prepared in accordance with Canadian GAAP.


                            -----------------------   -------------------------------------------------   -----------------------
                                  FISCAL 2009                            FISCAL 2008                            FISCAL 2007
                            -----------------------   -------------------------------------------------   -----------------------
THREE MONTH PERIODS ENDING   NOV 30/08    AUG 31/08    MAY 31/08    FEB 29/08    NOV 30/07    AUG 31/07    MAY 31/07    FEB 28/07
                                 $            $            $            $            $            $            $            $
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

OPERATIONS:

Revenues                           Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil
Expenses                      (617,136)  (1,230,212)    (634,263)    (663,753)  (1,960,313)    (844,025)    (217,061)    (836,676)
Other Items                   (365,123)    (182,898)  (3,051,790)     137,019      399,920       30,980      (63,832)     (35,321)
Net income (loss)             (982,259)  (1,413,110)  (3,686,053)    (526,734)  (1,560,393)    (813,045)    (280,893)    (871,997)
Basic and diluted earnings
   (loss) per share              (0.01)       (0.02)       (0.07)       (0.01)       (0.03)       (0.02)       (0.01)       (0.04)
Dividends per share                Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil

BALANCE SHEET:

Working capital (deficiency)   831,600    2,351,642   (4,612,942)  (2,491,894)  (1,044,669)     128,417    3,381,371    2,298,846
Total assets                44,613,581   45,186,981   41,611,457   46,450,827   47,247,472   46,525,762    5,843,162    3,971,122
Total long-term liabilities        Nil          Nil    1,290,380    1,543,185    1,576,260    1,663,830          Nil          Nil
Future income tax
   liabilities               8,157,000    8,157,000    8,157,000    8,700,000    8,700,000    8,700,000          Nil          Nil



RESULTS OF OPERATIONS

During the six months ended November 30, 2008 (the "2008 period") the Company reported a loss of $2,395,369 ($0.03 per share), compared to a loss of $2,373,438 ($0.05 per share) for the six months ended November 30, 2007 (the "2007 period"), an increase in loss of $21,931.

General and administrative expenses of $1,847,348 were incurred during the 2008 period, a decrease of $956,990, from $2,804,338 in the 2007 period. Specific expenses of note during the 2008 period are as follows:

     - accounting and administrative fees of $56,200 (2007 - $48,475) were charged by Chase Management Ltd. ("Chase"), a private company controlled by Mr. Nick DeMare, a director of the Company;
     - legal fees of $81,238 (2007 - $98,580) were incurred for services provided in preparing and reviewing property agreements and on-going legal matters;
     - the Company incurred travel costs of $134,618 (2007 - $300,670). During the 2007 period, travel costs were for review of potential property acquisitions in Central Asia, Russia and Eastern Europe and participation in several international investment conferences;
     - the Company incurred office expenses of $210,745 (2007 - $136,947) for expenses required to maintain offices in Canada, Kazakhstan, Kyrgyz Republic and Russia;
     - recorded $49,750 (2007 - $48,621) for investor relations fees. During the 2008 period, the fees were paid to Mr. Andrew Fedak. See "Investor Relations Activities";
     - rent, net of recoveries, totalling $47,855 (2007 - $45,726) were paid for rental of office space in the Kyrgyz Republic, Kazakhstan, Russia and Canada. See also "Transactions with Related Parties";
     - corporate development expenses totalling $45,553 (2007 - $138,935) were incurred for an ongoing market awareness and promotional campaign. During the 2007 period, the Company participated in several European investment conferences. ;
     - salaries totalling $462,932 (2007 - $214,470) for the 2008 period includes $120,000 paid to the Company's President. In the 2007 period, the former President was paid $58,145, which was recorded as management fees. In addition there were increased administrative staff employed in the 2008 period in the offices in the Kyrgyz Republic, Kazakhstan, Canada and Russia;
     - professional fees of $28,902 (2007 - $134,289) were paid for services provided by consultants. During the 2007 period, the Company paid for consultants in the mining offices in Kyrgyz Republic, Kazakhstan and Russia;
     - during the 2007 period the Company recorded $58,145 as management fees to the former President of the Company;
     - audit fees of $88,371 (2007 - $nil) were recorded for the audit of the 2008 year-end, during the 2007 period there were no audit fees incurred due to the change in the basis for recording audit fees; and
     - recognition of $538,250 (2007 - $1,486,676) in non-cash stock based compensation on the granting and vesting of stock options.

As the Company is in the exploration stage of investigating and evaluating its unproven mineral interests, it has no revenue. Interest income is generated from cash held with the Company's financial institution. During the 2008 period, the Company reported interest income of $17,067 compared to $99,496 in the 2007 period. The decrease is attributed to lower levels of cash held during the 2008 period compared to the 2007 period.

During the 2008 period, the Company completed a non-brokered private placement of 33,333,334 units, at a price of $0.30 per unit, for gross proceeds of $10,000,000. Each unit comprised one common share and one-half share purchase warrant, with each full warrant entitling the holder to acquire an additional common share at $0.45 per share on or before July 15, 2010. The Company paid a finder's fee of $250,000 in cash and issued 833,334 common shares in respect of the private placement.

During the 2008 period, the Company paid $5,316,675 (US $5,250,000) on its long-term debt. These debt were non-interest bearing and, as a result, were recorded at a discount rate of 12% to reflect management's estimate of the fair value of the debts at the time of completion of the transaction. The debts are being accreted to their face values over the terms of the debts by recording interest costs. During the 2008 period the Company accreted $282,250 as interest costs, which have been capitalized to unproven mineral interests. The Company also recorded a foreign exchange loss in the 2008 period of $375,758, compared to a foreign exchange loss of $331,404 during the 2007 period. The foreign exchange loss was due to the strengthening of the United States dollar vis-a-vis the Canadian dollar on the Company's United States denominated debt.

FINANCIAL CONDITION / CAPITAL RESOURCES

During the six months ended November 30, 2008 the Company incurred a loss of $2,395,369 and, as at November 30, 2008, had an accumulated deficit of $12,595,732 and working capital of $831,600. The Company will require additional financing to meet its ongoing levels of corporate overhead, retire existing liabilities and debt obligations and implement the required work programs on its mineral interests. The Company expects to generate the necessary financial resources through the sale of equity securities. The Company's consolidated financial statements have been prepared on a going-concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. While the Company has been successful in securing financings in the past, there can be no assurance that it will be able to do so in the future. Accordingly, it does not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in the consolidated financial statements.

RISKS AND UNCERTAINTIES

An investment in the Company's common shares is highly speculative and subject to a number of risks and uncertainties. Only those persons who can bear the risk of the entire loss of their investment should consider investing in the Company's common shares. An investor should carefully consider the risks described below and the other information filed on www.sedar.com before investing in the Company's common shares. The risks described below are not the only ones faced. Additional risks that the Company currently believes are immaterial may become important factors that affect the Company's business. If any of the following risks occur, or if others occur, the Company's business and financial condition could be seriously harmed and investors may lose all of their investment.

NO KNOWN BODIES OF COMMERCIAL ORE

There are no known bodies of commercial ore on the Company's properties. The exploration programs undertaken and proposed constitute an exploratory search for ore or programs to qualify identified mineralization as ore reserves or resources. There is no assurance that the Company will be successful in its search for ore or in its more advanced programs.

EXPLORATION AND DEVELOPMENT RISKS

Exploration and development risks for the business of exploring for minerals and mining are high. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that exploration programs planned by the Company will result in a profitable commercial mining operation.

TITLE TO PROPERTIES, POLITICAL AND LEGAL UNCERTAINTY

Although the Company believes it has exercised commercially reasonable due diligence with respect to determining title to properties it owns or controls, there is no guarantee that title to such mineral property interests will not be challenged or impugned. Kola's mineral property interests may be subject to prior unregistered interests and title may be affected by undetected defects. There may be valid challenges to the title of the mineral property interests which, if successful, could impair development and/or operations.

The Company's mining exploration activities are affected in varying degrees by political stability and government regulations relating to foreign investment, social unrest, corporate activity and the mining business in each of the Russian Federation and the Kyrgyz Republic. Operations may also be affected in varying degrees by terrorism, military conflict or repression, crime, extreme fluctuations in currency rates and high inflation in Central Asia and the former Soviet Union. The relevant governments have entered into contracts with the Company or granted permits or concessions that enable it to conduct operations or development and exploration activities. Notwithstanding these arrangements, the Company's ability to conduct operations or exploration and development activities  is  subject  to  renewal  of  permits  or  concessions,  changes  in government regulations or shifts in political attitudes beyond the Company's control. There can be no assurance that industries deemed of national or strategic importance like mineral production will not be nationalized. Government policy may change to discourage foreign investment, re-nationalization of mining industries may occur or other government limitations, restrictions or requirements not currently foreseen may be implemented. There can be no assurance that the Company's assets will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by any authority or body.

Similarly,  the  Company's  operations  may be  affected  in varying  degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation, labour legislation, mine safety, and annual fees to maintain mineral properties in good standing. There can be no assurance that the laws in these countries protecting foreign investments will not be amended or abolished or that these existing laws will be enforced or interpreted to provide adequate protection against any or all of the risks described herein.

With respect to the Company's Russian properties, the current legal environment in the Russian Federation is characterized by poorly-drafted and inconsistent legislation, gaps where legislation is not yet available, and uncertainty in application due to frequent policy shifts and lack of administrative experience. Russian laws often provide general statements of principles rather than specific guide to operations and government officials may be delegated or exercise broad authority to determine matters of significance to the operations and business of the Company. Such authority may be exercised in an unpredictable way and effective appeal processes may not be available. In addition, breaches of Russian law may involve severe penalties and consequences regarded as disproportionate to the offence. Exploration for and extraction of minerals in the Russian Federation is governed by the Law on Subsoil, the Licensing Regulations, the Precious Metals Law and other laws. Given the fact that the legislative scheme and the regulatory bodies governing this scheme are of relatively recent origin, the law has been subject to varying interpretations and inconsistent application. Therefore, it can be difficult to determine with certainty in any given instance the exact nature of legal rights possessed by persons using the subsoil. There are uncertainties in conclusively determining all necessary information about required permits, approvals and licenses, and there is no comprehensive index or system for determining all relevant legislation. As well, the Russian legal system is a civil law system, and legal precedents are not of the same determinative nature as in a common law system. Additionally, officials often interpret regulations in an arbitrary or unpredictable way, and this extends to most areas of regulation. There can be no assurance that the Company has complied with all applicable laws or obtained all necessary approvals in Russia. There can be no assurance that laws, orders, rules, regulations and other Russian legislation currently relating to the Company's investment in the Russian Federation will not be altered, in whole or in part, or that a Russian court or other authority will not interpret existing Russian legislation, whether retroactively or otherwise, in such a way that would have an adverse impact on the Company. In general, there remains great uncertainty as to the extent to which Russian parties and entities, particularly governmental agencies, will be prepared to respect the contractual and other rights of the non-Russian parties with which they deal and also as to the extent to which the rule of law has taken hold and will be upheld in the Russian Federation. Procedures for the protection of rights, such as the taking of security, the enforcement of claims and proceedings for injunctive relief or to obtain damages are still relatively undeveloped in the Russian Federation. Accordingly, there may be greater difficulty and uncertainty in respect of the Company's abilities to protect and enforce its rights (including contractual rights). There can be no assurance that this will not have a material adverse effect upon the Company.

Russian corporate law is not extensively developed and is still very much evolving from the former Soviet times. There are corporate law requirements of a technical nature that are not complied with by significant numbers of Russian corporations, which rarely result in action being taken by the authorities. There is a risk, however, of arbitrary action being taken against any of such Russian corporations, including the Company's Russian subsidiary, RPI, due to these technical irregularities, and the result of such action could be materially adverse to RPI and the Company. In addition, the Souker Licence confers upon RPI the right to explore, develop and mine the Souker Deposit and the Souker Licence area. As with many Russian mineral properties affected by the transitory nature of the legal system, there are certain issues relating to the Souker Project which may adversely affect RPI's interest. RPI is taking and will continue to take all appropriate steps to protect its interest.

ADDITIONAL FUNDING REQUIREMENTS

The Company will require additional financing to continue its operations. There can be no assurance that the Company will be able to obtain adequate financing in the future, or that the terms of such financing will be favourable, for further exploration and development of its projects. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development and the property interests of the Company with the possible dilution or loss of such interests.

CONFLICTS OF INTEREST

Certain officers and directors of the Company are officers and/or directors of, or are associated with or have significant shareholdings in, other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors are required by law, however, to act honestly and in good faith with a view to the best interests of the Company and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Company and to abstain from voting as a director for the approval of any such transaction.

METAL PRICES

Metal prices may be unstable. The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of a mineral resource are discovered, a profitable market will exist for the sale of it. Factors beyond the control of the Company may affect the marketability of any substances discovered. The price of various metals has experienced significant movements over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions. There can be no assurance that the price of any metal will be such that any of the Company's properties can be mined at a profit.

ENVIRONMENTAL AND OTHER REGULATORY REQUIREMENTS

The Company's current exploration activities are subject to various laws and regulations governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Such exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies. There can be no assurance that all permits which the Company may require for its exploration activities or for the future construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project which the Company might undertake.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

PRICE FLUCTUATIONS: SHARE PRICE VOLATILITY

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that fluctuations in price will not occur.

RELIANCE UPON MANAGEMENT

The success of the Company depends to a large extent upon its ability to retain the services of its senior management and key personnel. The loss of their services may have a material, adverse effect on the Company.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

PROPOSED TRANSACTIONS

The Company has no proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Note 2 to the May 31, 2008 audited consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

FINANCIAL INSTRUMENTS AND COMPREHENSIVE INCOME

Effective June 1, 2007 the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments - Recognition and Measurement and
Section 3861, Financial Instruments - Disclosure and Presentation and Section 3865, Hedges. These sections apply to fiscal years beginning on or after October 1, 2006 and provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives, and describe when and how hedge accounting may be applied. Section 1530 provides standards for the reporting and presentation of comprehensive income, which is defined as the change in equity, from transactions and other events and circumstances from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles. A statement of comprehensive income has not been presented as no components of comprehensive income have been identified and therefore have not affected the current or comparative period balances on the financial statements. Under these new standards, all financial instruments are classified into one of the following five categories: held for trading, held-to-maturity investments, loans and receivables, available for sale assets or other financial liabilities. All financial instruments, including derivatives, are included on the balance sheet and are measured at fair market value upon inception with the exception of certain related party transactions. Subsequent measurement and recognition of change in the fair value of financial instruments depends on their initial classification. Held-for-trading financial investments are measured at fair value and all gains and losses are included in operations in the period in which they arise. Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet. Loans and receivables, investments held to maturity and other financial liabilities are measured at amortized cost using the effective interest method. Gains and losses upon inception, derecognition, impairment write downs and foreign exchange translation adjustments are recognized immediately. Transaction costs related to financings will be expensed in the period incurred.

Upon adoption of Section 3855 the Company designated its cash as held-for-trading, which is measured at fair value. Amounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, loans and advances and long-term debt are classified as other financial liabilities, which are measured at amortized cost. The adoption of this standard had no material affect on the Company's consolidated financial statements.

NEW ACCOUNTING PRONOUNCEMENTS

ASSESSING GOING CONCERN

The Accounting Standards Board ("AcSB") amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity's ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The adoption of this standard did not have an effect on the Company's disclosure in the financial statements for the six months ended November 30, 2008.

FINANCIAL INSTRUMENTS

The AcSB issued CICA Handbook Section 3862, Financial Instruments - Disclosures, which requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The principles in this section complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Section 3855, Financial Instruments - Recognition and Measurement, Section 3863, Financial Instruments - Presentation, and Section 3865, Hedges. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

The AcSB issued CICA Handbook Section 3863, Financial Instruments - Presentation, which is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and nonfinancial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

The adoption of these standards did not have an effect on the Company's disclosure in the financial statements for the six months ended November 30, 2008.

CAPITAL DISCLOSURES

The AcSB issued CICA Handbook Section 1535, which establishes standards for disclosing information about an entity's capital and how it is managed. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The adoption of this Standard is fully disclosed in Note 15 of the Company's August 31, 2008 interim consolidated financial statements.

INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

In 2006 the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended May 31, 2011. While the Company has begun assessing the adoption of IFRS for 2011 the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

TRANSACTIONS WITH RELATED PARTIES

(a) During the six months ended November 30, 2008 and 2007, the Company was charged by former and current directors and officers of the Company, or corporations controlled by them, as follows:
                                                          2008          2007
                                                            $             $

         Management                                             -        74,500
         Legal                                             24,213       103,000
         Accounting and administrative                     56,200        45,475
         Professional                                      86,882        93,883
                                                       ----------    ----------
                                                          167,295       316,858
                                                       ==========    ==========

         These fees have either been expensed to operations or capitalized to unproven mineral interests, or recorded as share issue costs, based on the nature of the expenditure.

         As at November 30, 2008, $12,700 (2007 - $82,336) remained outstanding and was included in accounts payable and accrued liabilities.

         These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(b) During the six months ended November 30, 2008, the Company recovered $42,202 rent from companies, some of which have directors in common with the Company.

INVESTOR RELATIONS ACTIVITIES

The Company maintains a website at www.kolamining.com and updates it on a continuous basis.

Effective April 1, 2008, the Company retained Mr. Andrew Fedak as an investor relations representative for a monthly fee of $10,000 (subsequently amended to $7,500 per month). The agreement may be terminated by either party on thirty days notice. During the six months ended November 30, 2008, the Company paid Mr. Fedak a total of $49,500. Subsequent to November 30, 2008, the Company terminated its arrangement with Mr. Andrew Fedak.

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares without par value. As at January 26, 2009 there were 88,004,125 issued and outstanding common shares, 9,100,000 stock options outstanding at exercise prices ranging from $0.20 to $1.71 per share and 22,856,667 warrants outstanding at exercise prices ranging from $0.45 to $1.70 per share.

                        CERTIFICATION OF INTERIM FILINGS

                        VENTURE ISSUER BASIC CERTIFICATE



I, IGOR KOVARSKY, CHIEF EXECUTIVE OFFICER OF KOLA MINING CORP., certify the following:

1. REVIEW: I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Kola Mining Corp. (the issuer) for the interim period ending Novmeber 30, 2008.

2. NO MISREPRESENTATIONS: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. FAIR PRESENTATION: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date:  January 27, 2009


/s/ IGOR KOVARSKY
-----------------------
Igor Kovarsky
Chief Executive Officer



--------------------------------------------------------------------------------

                                 NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are
in  place  to  provide   them  with   sufficient   knowledge   to  support   the
representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

--------------------------------------------------------------------------------

                        CERTIFICATION OF INTERIM FILINGS

                        VENTURE ISSUER BASIC CERTIFICATE



I, NICK DEMARE, CHIEF FINANCIAL OFFICER OF KOLA MINING CORP., certify the following:

1. REVIEW: I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Kola Mining Corp. (the issuer) for the interim period ending November 30, 2008.

2. NO MISREPRESENTATIONS: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. FAIR PRESENTATION: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date:  January 27, 2009


/s/ NICK DEMARE
-----------------------
Nick DeMare
Chief Financial Officer



--------------------------------------------------------------------------------

                                 NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are
in  place  to  provide   them  with   sufficient   knowledge   to  support   the
representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

--------------------------------------------------------------------------------